Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Merix Corporation
Securities Act File No.: 1-33752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
November 3, 2009
Viasystems, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-29727 (Commission File Number)	43-1777252 (IRS Employer Identification Number)

101 South Hanley Road, Suite 400, St. Louis, MO	63105
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (314) 727-2087
None
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure
Viasystems, Inc. (the “Company”) is disclosing under Item 7.01 of this Current Report on Form 8-K the information included as Exhibit 99.1, which information is incorporated by reference herein. This information, which has not been previously reported or modifies previously reported information, is excerpted from a preliminary offering circular that is being disseminated in connection with the private offering by the Company of $220,000,000 in aggregate principal amount of senior secured notes due 2015 (the “Notes”). The net proceeds of this offering are intended to be used to fund the previously announced tender offer to repurchase any and all of the Company’s outstanding $200 million in aggregate principal amount of 10.50% Senior Subordinated Notes due 2011 (the “2011 Notes”), to redeem or otherwise repurchase any 2011 Notes that remain outstanding after the expiration of the tender offer and to pay transaction fees and expenses.
This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy the offered Notes, nor shall there be any sales of Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The information included herein, including Exhibit 99.1, shall be deemed not to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, regardless of any incorporation by reference language in any such filing, except as expressly set forth by specific reference in such filing.
This Current Report contains forward-looking statements as defined by the federal securities laws, including without limitation, statements about the completion of the offering and the use of proceeds from the offering. These statements are based upon the Company’s current expectations and assumptions, which are inherently subject to various risks and uncertainties that could cause actual results to differ from those anticipated, projected, or implied. Certain factors that could cause actual results to differ include adverse conditions in the capital markets, the failure of holders to participate in the tender offer, the Company’s inability to secure financing on suitable terms or at all, changes in federal or state securities laws and other factors described in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update forward-looking information contained in this Current Report.
Item 9.01. Financial Statements and Exhibits
(a)	Financial Statements:
None
(b)	Pro forma financial information:
None
(c)	Shell company transactions:
None
(d)	Exhibits:
Exhibit 99.1 Excerpts from Preliminary Offering Circular

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 3, 2009
By:	/s/ Gerald G. Sax
Gerald G. Sax
Chief Financial Officer

3

Exhibit 99.1
Excerpts from Preliminary Offering Circular

Our Company

We are a leading worldwide provider of complex multi-layer printed circuit boards (“PCBs”) and electro-mechanical solutions (“E-M Solutions”). PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

We currently operate our business in two segments: Printed Circuit Boards, which includes our PCB products, and Assembly, which includes our E-M Solutions products and services. For the twelve months ended September 30, 2009, our Printed Circuit Board segment accounted for approximately two-thirds of our net sales and our Assembly segment accounted for approximately one-third of our net sales.

On a pro forma basis, after giving effect to this offering, for the twelve months ended September 30, 2009, we would have generated total net sales of approximately $512.9 million and Adjusted EBITDA of approximately $56.0 million. On a pro forma basis, after giving effect to this offering and our pending acquisition of Merix Corporation (“Merix”) as described below, our net sales and Adjusted EBITDA for the twelve months ended September 30, 2009 would have been approximately $767.2 million and $61.6 million, respectively.

The components we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions services include component fabrication, component integration and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers. Our net sales for the twelve months ended September 30, 2009 were derived from the following end markets:

•	Automotive (37%);

•	Industrial and instrumentation/energy/medical/consumer/other (27%);

•	Telecommunications (27%); and

•	Computer/data communications (9%).

We are a supplier to over 125 original equipment manufacturers (“OEMs”) and contract electronic manufacturing services companies (“CEMs”) in our end markets. We target the sale of PCBs and E-M Solutions to global OEMs. Our top OEM customers include industry leaders such as Alcatel-Lucent SA, Autoliv, Inc., Bosch Group, Continental AG, Delphi Corporation, EMC Corporation, Ericsson AB, General Electric Company, Hewlett-Packard Company, Hitachi, Ltd, Huawei Technologies Co. Ltd., Rockwell Automation, Inc., Siemens AG, Sun Microsystems, Inc., Tellabs, Inc.,

TRW Automotive Holdings Corp. and Xyratex Ltd. Our top CEM relationships include industry-leading contract manufacturers such as Celestica, Inc. and Jabil Circuits, Inc.

We currently have six manufacturing facilities, all of which are located outside of the United States to take advantage of low-cost, high quality manufacturing environments. Our PCB products are produced in two of our five facilities in China. Our E-M Solutions products and services are provided from our other three Chinese facilities and our one facility in Mexico. In addition to our manufacturing facilities, in order to support our customers’ local needs, we maintain engineering and customer service centers in Canada, Mexico, the United States, Hong Kong, China, The Netherlands and England. These engineering and customer service centers correspond directly to the primary areas where we ship our products, as evidenced by the fact that, for the twelve months ended September 30, 2009, approximately 38%, 36% and 26% of our net sales were generated by shipments to North America, Asia and Europe, respectively.

We believe that a key driver for our business will be the expected growth in PCBs produced in China, which will be driven by local and worldwide demand. Prismark Partners LLC, a leading analyst of the PCB market (“Prismark”), estimates that demand for PCBs manufactured in China will grow at a projected average annual rate of approximately 10.4% from 2009 through 2013 (compared to the rest of the global PCB industry, which is estimated to grow at a projected compound average annual growth rate of approximately 7.9% over the same period). Through our China operations, we currently produce highly complex, technologically advanced and standard technology, multi-layer PCBs that meet increasingly narrow tolerances and specifications demanded by our customers. We possess the technical ability and experience to provide comprehensive front-end engineering services, prototype services and production-volume manufacturing of PCBs with 50+ layers and circuit track widths as narrow as three one-thousandths of an inch. We are also developing the ability to meet our PCB customers’ needs for quick-turn or short-lead-times for prototypes and expedited recurring products. We believe that another key driver for our business will be the expected increase in demand for electronic equipment manufactured in China. According to the Henderson Electronic Market Forecast (October 2009), a leading semiconductor industry publication produced by Henderson Ventures (the “Henderson Forecast”), the demand for electronic equipment manufactured in China is expected to grow at a projected compound average annual growth rate of approximately 10.7% from 2009 to 2011, outpacing an anticipated slower recovery from other regions and benefiting from the migration of production from the United States and Western Europe.

Industry Trends

We believe there are a number of important industry trends that have benefited us in the past and will continue to benefit us in the future. These trends include:

Global PCB supply sector estimated to be in early stages of recovery.  After decreased demand from the global economic downturn which began near the end of 2008, forecasts for GDP growth, semiconductor consumption and PCB demand have increased over the last three months. According to Prismark, the global PCB industry is estimated to grow at a projected compound annual growth rate of 8.9% from 2009 through 2013 following a substantial market decline in 2009 (an estimated 13.7% decrease from 2008) and a relatively flat 2008 (an estimated 1.1% increase from 2007).

Manufacturing migration to low-cost manufacturing regions — particularly China.  China has steadily grown its share of global PCB production over the past eight years, increasing its share from approximately 9.8% to approximately 31% from 2001 to 2008, according to Prismark. China’s combination of technological advancements, low labor costs, growing domestic markets and favorable export policies has made it a favorable low-cost manufacturing region and an increasingly important center for electronics manufacturing. According to Prismark, China is projected to account for approximately 36% to 38% of global PCB production from 2010 through 2013. Higher technology PCBs are expected to account for a disproportionate share of this growth.

Recovery in key end markets.  Evidence from our customers suggests that global electronics demand started to recover in the second quarter of 2009, with our key end markets being projected to demonstrate strong growth in 2010 and 2011. For example, the Henderson Forecast estimates that each of our key end markets (i.e., automotive, industrial and instrumentation, medical and consumer, telecommunications, and computer/data communications) will return to positive growth in the United States in 2010 and will benefit from even stronger growth in 2011. Furthermore, two significant growth end markets, automotive and industrial instrumentation, through our expertise in the fabrication and assembly of wind power related-technologies, are expected to benefit strongly from the economic recovery and improved stability in the capital markets. As mentioned above, according to the Henderson Forecast, the U.S. automotive market is expected to begin to grow in 2010 with an increased rate of growth in 2011, but, according to JP Morgan Securities Japan Co., the recovery in this end market will also be driven by a distinct growth in hybrid vehicles (which are projected to grow from approximately 500,000 units in 2008 to approximately 11.2 million units by 2020). The growth in hybrid vehicles is expected to be a particularly favorable trend for PCB manufacturers. Additionally, as stability returns to the financial markets and credit begins to ease, we expect the focus on “green” technologies and clean energy initiatives to drive growth in wind power related demand, which we believe will in turn create an increased need for our products. While our visibility of future demand trends remains limited, sequential growth in sales during the third quarter in our automotive, industrial and instrumentation, medical and consumer, telecommunications, and computer/data communications end-user markets, together with positive trends in backlog and customer orders across all our end-user markets, indicate that our customers may have achieved their inventory goals and their buying patterns better reflect ongoing demand.

Our Business Strengths

We believe that the following factors are instrumental to our success:

Leadership position in complex PCB and E-M Solutions through low-cost manufacturing and global technology support.  We believe we are one of the industry leaders in the manufacture of complex multi-layer PCBs and E-M Solutions. Our differentiation comes from our ability to manufacture complex PCBs and E-M Solutions in low-cost regions, while maintaining close ties to our global customers through our localized engineering and sales presence. We believe that our ability to produce complex electronic products in volume at a lower cost provides us with a significant advantage over our competitors based in North America and Europe, while our experienced engineering and selling resources in those regions give us a significant advantage over local Chinese competitors. We believe that we are one of the largest manufacturers of complex high quality PCBs in China, with approximately three million square feet of PCB manufacturing capacity. In addition, we believe that the development of a greenfield plant in China with comparable capacity and capabilities to our current facilities (i) would take a typical competitor three to four years to build, (ii) would require a substantial capital investment to attain volume commercial production, and (iii) to comply with the current highly-regulated environmental policies in China, would require waste treatment licenses that are strictly allocated by the Chinese government.

Technology leadership in China.  We believe that our PCB facilities in China represent the leading edge of technology in the region. We have the ability to produce PCBs with 50+ layers in China. We have pioneered advances in some of the most significant areas of the PCB production process, including various proprietary technologies and process methods important in the development and production of complex PCBs and backpanels.

Diverse end market and customer profile.  We benefit from established, long-term relationships with a diverse group of customers. We have solidified these relationships, in part, by providing our customers with high quality products and services from the design phase through high volume production. We supply over 125 OEM customers, including leading manufacturers of:

•	Automotive products, such as Autoliv, Bosch, Continental, Delphi and TRW;

•	Telecommunications equipment, such as Alcatel-Lucent, Ericsson, Huawei and Tellabs;

•	Computer and data communication equipment, such as Hewlett-Packard, EMC, Sun Microsystems and Xyratex; and

•	Industrial, instrumentation, medical, energy and other products, such as General Electric, Hitachi, Rockwell and Siemens.

We also supply PCBs to leading CEMs, such as Celestica and Jabil, for their use in OEM programs. The diversity of our end-user market reduces our dependence on any one market segment and any one customer, thereby providing a more stable source of cash flow.

Broad product and integrated services offering that provides cross-selling opportunities.  We continue to position ourselves to become our customers’ leading supplier for a growing range of products and services. While each of our products is designed to meet a particular customer’s specifications, the processes we use to develop these products can be applied to any customer, thereby resulting in additional opportunities to expand our product offering to other customers. Furthermore, we provide a full range of integrated services, from product design and development services to quick-turnaround prototyping, pre-production and medium to high volume production. By offering design and development services, we have gained early access to volume production sales opportunities, which in turn has created additional design and development and quick-turnaround prototyping sales opportunities. We believe our integrated services provide significant value to our customers by shortening their new product development cycles, assisting them in meeting their time-to-market and time-to-volume requirements, lowering their manufacturing costs and providing technical expertise.

Additionally, we leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. Through our cross-selling effort, we have successfully converted PCB customers to E-M Solutions customers and vice-versa.

Experienced and successful management team.  Our senior management team has an average of 20 years of electronics industry experience, including both manufacturing and marketing positions. Individually, our senior managers have established a track record of managing strong growth in sales and delivering profitability utilizing various strategies, including the penetration of new markets and the development of new manufacturing processes. Further, our senior managers have demonstrated success in aligning labor and overhead costs with market demands as well as implementing cost savings initiatives. Under our management team’s leadership, we have significantly improved our operations, positioning our business for growth and financial strength, which we believe has been integral to achieving our current competitive profile.

Our Business Strategy

Maintenance of diverse end market and end customer mix.  In order to reduce our exposure to, and reliance on, unpredictable end markets and to provide alternative growth paths, we sell our product offerings into a diverse range of markets, including the automotive, industrial and instrumentation, medical and consumer, telecommunications and computer/data communications. We have pursued new substantial customers in each market and intend to continue to build our customer base in a broad range of target end markets.

Enhancement of our strong customer relationships.  We benefit from established, long-term relationships with a diverse group of customers. We are focused on expanding our business with these customers by leveraging our history of producing quality products with a high level of customer service and operational excellence, which provides us with the opportunity to bid for additional programs from the strong position of a preferred supplier. In addition, we have good working relationships with industry leading CEMs such as Celestica and Jabil. These relationships provide us access to additional PCB and E-M Solutions opportunities and enable our partners to offer a fully integrated product solution to their customers. Our management team has created a culture that is focused on providing our customers with high quality service and technical support, which is reflected in our continuing ability to obtain new business and expand our current customer relationships.

Expansion of our relationships with existing customers through cross-selling.  Building on our broad product offering, we intend to continue to pursue cross-selling opportunities with our existing base of customers. We leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. We intend to continue to leverage our customer relationships to expand sales to our existing customers.

Expansion of our manufacturing capabilities in low-cost locations.  To meet our customers’ demands for high quality, low-cost products and services, we have invested and will continue to invest, as market conditions allow, in facilities and equipment in low-cost locations. For the twelve months ended September 30, 2009, approximately 95.5% of our net sales were generated from products produced in our operations in China and Mexico, with the remaining 4.5% being generated by a recently closed facility in the United States. We will continue to develop our best-in-class technology and manufacturing processes in low-cost manufacturing locations. We believe our ability to leverage our advanced technology and manufacturing capabilities in low-cost locations will enable us to grow our net sales, improve our profitability and effectively meet our customers’ requirements for high quality, low-cost products and services.

Expansion of our quick-turn manufacturing capabilities.  We intend to further develop our quick-turn PCB manufacturing capabilities in Asia and in North America after the Merger with Merix. Quick-turn manufacturing enables us to provide our customers with an expedited turnaround for prototype PCBs. By enhancing our quick-turn offering, we are able to offer our customers a seamless manufacturing transition from quick-turn prototyping near the engineering/design team to volume manufacturing in China.

Concentration on high value-added products and services.  We focus on providing E-M Solutions manufacturing services to leading designers and sellers of advanced electronics products that generally require custom designed, complex products and short lead-time manufacturing services. These products are typically lower volume, higher mix. We differentiate ourselves from many of our global competitors by not focusing on programs for high volume, low margin products such as cell phone handsets, personal computers or peripherals and low-end consumer electronics.

Focus on “green” technologies and practices.  We are focused on incorporating “green” technologies and practices into our operations to reduce costs, mitigate potential liabilities, ensure a safe and healthy workplace for our employees and to maintain our reputation as an environmentally responsible neighbor to the communities in which we operate. We are also focused on supporting our customers’ demands for “green” technology related products, and, to that end, we have developed an expertise in the fabrication and assembly of wind power related technologies, as well as an expertise in our PCB manufacturing process for “heavy copper” applications, which are necessary to support hybrid automotive technologies. For the nine months ended September 30, 2009, approximately 9% of our net sales were derived from our “green” technologies. Our goal is to grow our sales related to these technologies to 25-35% of our net sales.

Continued emphasis on our operational excellence.  We continuously implement strategic initiatives designed to improve product quality while reducing manufacturing costs. We expect to continue to focus on opportunities to improve operating income, including continued implementation of advanced manufacturing techniques, such as Lean and Six Sigma initiatives, efficient investment in new equipment and technologies and the upgrading of existing equipment and continued improvement of our internal control over and centralization of certain aspects of our accounting and finance functions. Our management team is focused on maximizing our current asset base to improve our operational efficiency while also adapting to the needs of our customers and the market.

Recent Developments

Pending Merger with Merix Corporation and Related Transactions

On October 6, 2009, Viasystems Group entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Merix and Maple Acquisition Corp., a wholly owned subsidiary of Viasystems Group (“Merger Sub”), pursuant to which, subject to the satisfaction of several conditions, Merger Sub will merge with and into Merix, with Merix continuing as the surviving corporation and as a wholly owned subsidiary of Viasystems Group (the “Merger”). The Merger is currently expected to close before the end of the 2009 calendar year, subject to required approvals by the stockholders of Merix, regulatory approvals and customary closing conditions; however, the closing may occur as late as March 31, 2010 pursuant to the Merger Agreement. Immediately following the Merger, Viasystems Group will contribute the shares of Merix to us. In connection with the Merger, each Merix share will be converted into approximately 0.11 newly issued shares of Viasystems Group. Approximately 98% of holders of Merix’ $70 million convertible senior subordinated notes due 2013 (the “Merix Convertible Notes”) have entered into an exchange agreement whereby the Merix Convertible Notes will be exchanged for approximately 1.4 million newly issued Viasystems Group shares, plus a total cash payment of approximately $35 million.

In connection with the Merger Agreement, Viasystems Group entered into a recapitalization agreement with certain of its stockholders that hold a majority of its capital stock.

We expect that, immediately after the Merger, the note exchange and the recapitalization, the current stockholders and noteholders of Merix will own approximately 19.5% of Viasystems Group’s outstanding common stock and the current stockholders of Viasystems Group will own approximately 80.5% of Viasystems Group’s outstanding common stock. Upon completion of the Merger, the board of directors of Viasystems Group will be comprised of nine directors designated by Viasystems Group prior to the completion of the Merger and three directors designated by Merix prior to completion of the Merger. Our board of directors currently consists of the same members as Viasystems Group’s board of directors. Except as indicated by us prior to the closing of the Merger, our chief executive officer, chief financial officer and chief operating officer will, after the Merger, remain in the same positions as they held immediately before the Merger. Additionally, Viasystems Group has agreed to use its commercially reasonable efforts to cause Viasystems Group’s common stock to be listed on the Nasdaq Stock Market LLC.

For a description of the Merger Agreement, the note exchange, the recapitalization and related transactions, see “Pending Merger with Merix Corporation and Related Transactions.”

This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all. The notes offered hereby will remain outstanding whether or not the Merger is consummated.

Overview of Merix

Headquartered in Beaverton, Oregon, Merix is a leading manufacturer of technologically advanced, multilayer, rigid PCBs for use in sophisticated electronic equipment. Merix provides high performance materials, quick-turn prototype, pre-production and volume production services to its customers. Principal markets served by Merix include communications and networking, computing and peripherals, test, industrial and medical, defense and aerospace, and automotive end markets in the electronics industry.

Merix Acquisition Rationale

We believe that the Merger will create a world-class technology leader in PCB and related electronic manufacturing services, with a complementary match up of market segments, customers and manufacturing capabilities. We believe that the acquisition of Merix will provide several compelling benefits to us, including:

•	The Merger will allow us to leverage capabilities of Merix to meet existing demands of our customers for North American quick-turn production as a means to expand revenue opportunities with our large and diversified customer base;

•	The combination with Merix will add high-volume production capacity in China as well as substantial North American quick-turn and low-to-mid volume production capabilities to our high-technology, high-volume Chinese production capabilities, which will better enable complementary market penetration as well as expansion into the military and aerospace industries;

•	Our E-M Solutions provide an additional platform for extending Merix’ service offerings to its customers;

•	The merged company is expected to create a financially sound industry leader with a publicly-traded capital structure and substantial liquidity;

•	We will have access to Merix’ deep global industry experience in its sales force, its operational management team and its global technology resources; and

•	We have identified approximately $20 million of annual cost synergies in connection with the Merger, consisting of the elimination of redundant corporate costs of approximately $11 million, selling, general and administrative expense reductions, materials savings and other rationalizations, in addition to the potential for revenue synergies. To realize these synergies, we expect to incur costs of approximately $3.9 million in 2009, $12.3 million in 2010 and $0.2 million in 2011, as well as additional capital expenditures of approximately $4.0 million in 2010 and $3.6 million in 2011.

On a pro forma basis as of September 30, 2009, the combined company would have had approximately 13,000 employees and manufacturing capacity in excess of 4.3 million square feet in China and 375,000 square feet in North America.

Wachovia Credit Facility

In connection with the Merger and conditioned upon the consummation of the Merger, we expect to enter into a new $75.0 million asset-based senior secured revolving credit facility to be arranged by Wachovia Bank, National Association (the “Wachovia Credit Facility”). The Wachovia Credit Facility will be guaranteed by us and Merix and will replace Merix’ existing $55.0 million revolving credit facility. We expect the Wachovia Credit Facility to be secured by substantially all of our domestic assets. See “Description of Other Indebtedness — Wachovia Credit Facility.”

Offer to Purchase Our 10.50% Senior Subordinated Notes Due 2011

On October 27, 2009, we commenced a tender offer to purchase for cash any and all of the outstanding $200.0 million aggregate principal amount of our 10.50% Senior Subordinated Notes due 2011 (the “2011 Notes”). The tender offer is being made pursuant to an Offer to Purchase, dated October 27, 2009, which more fully sets forth the terms and conditions of the tender offer. Our obligation to purchase the 2011 Notes in the tender offer is conditioned upon, among other things, the consummation of debt financing in an amount sufficient to pay the total consideration owed to tendering holders, but the completion of the tender offer is not a condition to the sale of the notes offered hereby.

Corporate Structure

The following chart illustrates our ownership structure after giving effect to the proposed Merger and related transactions:

(1)	If the Merger is consummated, Merix will guarantee the notes.

(2)	Following consummation of the Merger and the exchange, approximately 2%, or $1.4 million, of the Merix Convertible Notes are expected to remain outstanding. The holders of these outstanding Merix Convertible Notes will have the right to require Merix to purchase all or a portion of their outstanding Merix Convertible Notes in cash at a price equal to 100% of the principal amount of Merix Convertible Notes to be repurchased, plus accrued and unpaid interest to, but not including, the applicable repurchase date. See “Description of Other Indebtedness — Merix Convertible Notes.”

(3)	Non-U.S. subsidiaries of Viasystems and Merix will not guarantee the notes.

(4)	In connection with the Merger and conditioned upon the consummation of the Merger, we expect to enter into a new $75.0 million asset-based senior secured revolving credit facility to be arranged by Wachovia Bank, National Association (the “Wachovia Credit Facility”). The Wachovia Credit Facility will be guaranteed by Viasystems, Inc. and Merix and will replace Merix’ existing $55.0 million revolving credit facility. See “Description of Other Indebtedness — Wachovia Credit Facility.”

(5)	The U.S. dollar equivalent of this facility is approximately $29.3 million (based on the exchange rate as of September 30, 2009). See “Description of Other Indebtedness — Guangzhou 2009 Credit Facility.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data and summary unaudited pro forma condensed combined financial data of our business, at the dates and for the periods indicated. The summary historical financial data for the fiscal year ended December 31, 2006 and as of and for the fiscal years ended December 31, 2007 and December 31, 2008 have been derived from our audited historical consolidated financial statements included elsewhere in this offering circular. The summary historical financial data as of December 31, 2006 have been derived from our audited historical consolidated financial statements not included in this offering circular. The summary historical financial data for the nine months ended September 30, 2008 and as of and for the nine months ended September 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this offering circular, each of which have been prepared on a basis consistent with our annual audited consolidated financial statements. The summary historical financial data as of September 30, 2008 have been derived from our unaudited condensed consolidated financial statements not included in this offering circular, but which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, the unaudited financial data set forth below reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our financial position and results of our operations for those periods. The historical results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The unaudited financial data in the column titled “Pro Forma for this Offering” for the twelve months ended September 30, 2009 give effect to this offering as if it had occurred on January 1, 2008 and were derived by adding the financial data from our unaudited financial data for the nine months ended September 30, 2009 to the financial data from our audited financial data for the fiscal year ended December 31, 2008 and then deducting our unaudited condensed consolidated financial data for the nine months ended September 30, 2008. The unaudited pro forma condensed combined balance sheet data as of September 30, 2009 give effect to this offering as if it occurred on September 30, 2009. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our unaudited pro forma condensed combined financial data are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future.

The unaudited financial data in the column titled “Pro Forma for the Merger and this Offering” for the twelve months ended September 30, 2009 give effect to this offering and the Merger and related transactions described under the heading “Pending Merger with Merix Corporation and Related Transactions” as if they occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet data as of September 30, 2009 give effect to this offering and the Merger and related transactions described under the heading “Pending Merger with Merix Corporation and Related Transactions” as if they occurred on September 30, 2009. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our unaudited pro forma condensed combined financial data are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future. The completion of this offering is not conditioned upon the consummation of the Merger and related transactions, and there can be no assurance that the Merger will be consummated on the terms described therein, or at all. The notes offered hereby will remain outstanding whether or not the Merger is consummated.

The summary historical consolidated financial data should be read in conjunction with, and are qualified by reference to, “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and by our consolidated financial statements and related notes thereto included elsewhere in this offering circular.

Pro
Forma
Pro Forma	for the
for this	Merger and
Offering	this Offering (1)
Nine Months Ended	Twelve Months Ended
Year Ended December 31,	September 30,	September 30,
2006	2007	2008	2008	2009	2009	2009
(Unaudited)	(Unaudited)
(Dollars in thousands, except ratios)

Statements of Operations Data:
Net sales	$734,992	$714,343	$712,830	$565,019	$365,085	$512,896	$767,193
Operating expenses:
Cost of goods sold, exclusive of items shown separately	601,232	570,384	568,356	446,462	296,300	418,194	643,724
Selling, general and administrative	56,325	58,215	52,475	42,938	32,115	41,652	66,747
Depreciation	45,422	49,704	53,285	39,839	37,832	51,278	71,384
Amortization	1,325	1,269	1,243	936	900	1,207	1,707
Restructuring and impairment	(4,915)	278	15,069	—	5,153	20,222	46,600

Operating income (loss)	35,603	34,493	22,402	34,844	(7,215)	(19,657)	(62,969)
Other expense (income):
Interest expense, net	30,715	21,687	21,815	16,330	16,484	27,589	27,861
Amortization of deferred financing costs	1,678	2,065	2,063	1,547	1,547	2,232	2,732
Loss on early extinguishment of debt	1,498	—	—	—	729	729	729
Other, net	1,406	277	(711)	(2,028)	479	1,796	2,013

Income (loss) before income taxes	306	10,464	(765)	18,995	(26,454)	(52,003)	(96,304)
Income tax provision	18,514	(6,853)	4,938	7,652	4,395	1,681	4,490

(Loss) income from continuing operations	(18,208)	17,317	(5,703)	11,343	(30,849)	(53,684)	(100,794)
Income from discontinued operations, net	9,475	—	—	—	—	—	—
Gain on disposition of discontinued operations, net	211,170	—	—	—	—	—	—

Net income (loss)	$202,437	$17,317	$(5,703)	$11,343	$(30,849)	$(53,684)	$(100,794)

Balance Sheet Data (at period end):
Cash and cash equivalents	$37,954	$64,002	$83,053	$61,818	$110,725	$111,050	$80,933
Working capital	95,475	110,460	119,118	125,970	114,882	119,182	106,189
Total assets	625,890	629,233	586,042	642,801	544,467	550,151	705,086
Total debt, including current maturities	206,914	206,613	220,663	224,105	215,167	228,567	228,567
Stockholder’s equity(2)	197,868	207,254	199,294	215,443	172,556	169,215	271,452
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(1,838)	$63,794	$53,738	$22,798	$44,333
Net cash provided by (used in) investing activities	273,818	(36,992)	(48,262)	(41,982)	(10,714)
Net cash provided by (used in) financing activities	(270,546)	(754)	13,575	17,000	(5,947)
Selected Other Financial Data and Credit Statistics (unaudited):
EBITDA(3)	$79,446	$85,189	$77,641	$77,647	$30,309	$30,303	$6,934
Adjusted EBITDA (excluding synergies)(3)	78,835	87,829	92,614	76,270	39,620	55,964	61,586	(1)
Capital expenditures	55,940	37,197	48,925	42,623	14,689	20,991	30,991
Ratio of earnings to fixed charges(4)	1.01	x	1.39	x	—	1.92	x	—	—	—
Ratio of Adjusted EBITDA to cash interest expense	2.47	x	3.85	x	3.98	x	4.36	x	2.35	x	1.98	x	2.19	x
Ratio of total debt to Adjusted EBITDA	2.62	x	2.35	x	2.38	x	4.08	x	3.71	x
Ratio of net debt to Adjusted EBITDA(5)	2.14	x	1.62	x	1.49	x	2.10	x	2.40	x

(1)	Does not include anticipated annual cost synergies of approximately $20 million related to the Merger. See “Risk Factors — Risks related to the Proposed Merger with Merix — We may be unable to realize anticipated cost synergies or may incur additional costs.”

(2)	On January 1, 2007, we adopted Financial Accounting Standard Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the adoption of FIN 48, we recorded a $10.2 million increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect adjustment to the opening balance of accumulated deficit on January 1, 2007. During the fourth quarter of 2006, we adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). As a result of the adoption of SAB No. 108, we recorded an $8.6 million cumulative effect adjustment to accumulated deficit on January 1, 2006.

(3)	We measure our performance primarily through our (loss) income from continuing operations. In addition to our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), management uses certain non-GAAP financial measures, including “EBITDA” and “Adjusted EBITDA,” to evaluate financial performance. EBITDA is defined as net (loss) income attributable to common stockholders plus depreciation, amortization, amortization of deferred financing costs, interest expense, net, and income tax provision. Adjusted EBITDA is defined as EBITDA plus restructuring and impairment charges, loss on early extinguishment of debt, other, net, non-cash stock compensation expense and costs related to the Merger. EBITDA and Adjusted EBITDA are not recognized financial measures under U.S. GAAP, and do not purport to be an alternative to (loss) income from continuing operations or an indicator of operating performance. EBITDA and Adjusted EBITDA are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations. Our owners and management use Adjusted EBITDA as an additional measure of operating performance for matters including executive compensation and competitor comparisons. The compensation committee of our board of directors uses Adjusted EBITDA as its primary measure of performance for awarding incentive compensation under our Annual Incentive Compensation Plan. The use of this non-GAAP measure provides an indication of our ability to service debt, and we consider it an appropriate measure to use because of our leveraged position.

EBITDA and Adjusted EBITDA have certain material limitations, primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, such as interest expense, income tax expense and depreciation and amortization. In addition, Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

We use Adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding from EBITDA certain items that we believe are not indicative of our ongoing operating results or will not impact our future operating cash flows as follows:

• Restructuring and Impairment Charges — which consist primarily of expenses incurred in connection with facility closures and other headcount reductions. A portion of these restructuring and impairment charges are non-cash charges related to the write-down of impaired property, plant and equipment to fair value. We exclude restructuring and impairment charges to more clearly reflect our ongoing operating performance. For the twelve-months ended September 30, 2009 on a pro forma basis to give effect to the Merger and this offering, these also include $26.4 million of restructuring and impairment charges of Merix, consisting primarily of goodwill and asset impairments, severance and facility closures.

• Loss on Early Extinguishment of Debt — charges and expenses incurred in connection with our repayment and/or refinancing of debt prior to its maturity. We exclude these fees and expenses because they are not representative of our customary operating expenses.

• Other, Net — includes foreign currency remeasurement gains and losses and miscellaneous non-operating expenses. We exclude these items because they are not representative of our ongoing operating performance or, for the twelve-months ended September 30, 2009 on a pro forma basis to give effect to the Merger and this offering, Merix’ ongoing operating performance.

• Stock Compensation — non-cash charges associated with recognizing the fair value of stock options granted to employees. We exclude these charges to more clearly reflect a comparable year-over-year cash operating performance.

• Costs Relating to the Merger — professional fees and expenses incurred in connection with the Merger. We exclude these fees and expenses because they are not representative of our customary operating expenses or, for the twelve-months ended September 30, 2009 on a pro forma basis to give effect to the Merger and this offering, Merix’ customary operating expenses.

The following table reconciles net (loss) income attributable to common stockholders to EBITDA and Adjusted EBITDA:

							Pro
							Forma
							for the
						Pro Forma	Merger and
						for this Offering	this Offering(1)
				Nine Months Ended		Twelve Months Ended
	Year Ended December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2009	2009
	(Dollars in thousands)

Net (loss) income attributable to common stockholders	$(18,208)	$17,317	$(5,703)	$11,343	$(30,849)	$(53,684)	$(101,240)
Depreciation and amortization	46,747	50,973	54,528	40,775	38,732	52,485	73,091
Amortization of deferred financing costs	1,678	2,065	2,063	1,547	1,547	2,232	2,732
Interest expense, net	30,715	21,687	21,815	16,330	16,484	27,589	27,861
Income tax provision	18,514	(6,853)	4,938	7,652	4,395	1,681	4,490

EBITDA	79,446	85,189	77,641	77,647	30,309	30,303	6,934
Adjustments:
Restructuring and impairment charges(a)	(4,915)	278	15,069	—	5,153	20,222	46,600
Loss on early extinguishment of debt	1,498	—	—	—	729	729	729
Other, net(b)	1,406	277	(711)	(2,028)	479	1,796	2,013
Non-cash stock compensation expense	1,400	2,085	615	651	704	668	2,144
Costs related to the Merger	—	—	—	—	2,246	2,246	3,166

Adjusted EBITDA	$78,835	$87,829	$92,614	$76,270	$39,620	$55,964	$61,586	(1)

(a)	For the year ended December 31, 2006, and the nine months ended September 30, 2009, amount includes gain on the disposal of assets for which we had previously incurred non-cash impairment charges related to the write-down of impaired property, plant and equipment of $5.0 million and $0.7 million, respectively. For the year ended December 31, 2008 and the twelve months ended September 30, 2009 on a pro forma basis to give effect to this offering, amount includes non-cash impairment charges related to the write-down of impaired property, plant and equipment of $5.6 million and $4.9 million, respectively. For the twelve-months ended September 30, 2009 on a pro forma basis to give effect to the Merger and this offering, these also include $26.4 million of restructuring and impairment charges of Merix, consisting primarily of goodwill and asset impairments, severance and facility closures.

(b)	Consists of foreign currency remeasurement gains and losses and miscellaneous non-operating expenses.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of income (loss) before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs, write-off of deferred financing costs and the portion of rental expense which management believes is representative of the interest component of rent expense. Earnings were insufficient to cover fixed charges for the twelve months ended December 31, 2008, the nine months ended September 30, 2009 and the twelve months ended September 30, 2009 on a pro forma basis to give effect to this offering and the twelve months ended September 30, 2009 on a pro forma basis to give effect to the Merger and this offering, by $0.8 million, $26.5 million, $52.0 million and $96.2 million, respectively.

(5)	Net debt is not a defined term under U.S. GAAP. Net debt is calculated as total debt less total cash and cash equivalents.

Risks Related to the Proposed Merger with Merix

This offering is not conditioned upon the closing of the proposed Merger with Merix, and there can be no assurance that the Merger will be consummated on the terms described herein, or at all.

On October 6, 2009, we announced the approval by our board of directors of a definitive Merger Agreement pursuant to which Merger Sub will merge with and into Merix, with Merix continuing as the surviving corporation and as a wholly owned subsidiary of Viasystems Group and, immediately following the Merger, Viasystems Group will contribute the shares of Merix to us. We currently expect the Merger to close before the end of the 2009 calendar year, subject to required approvals by the stockholders of Merix, regulatory approvals and customary closing conditions; however, the closing may occur as late as March 31, 2010 pursuant to the Merger Agreement. This offering is not conditioned on the closing of the Merger, and there can be no assurance that the proposed Merger will be consummated on the terms described herein, or at all. If we do not complete the Merger, during the timeframe anticipated, or at all, the notes offered hereby will remain outstanding, and we will not be obligated to redeem or repay the notes prior to their maturity.

We may not realize the expected benefits of the Merger because of integration difficulties and other challenges.

The success of the Merger will depend, in part, on our ability to realize the anticipated synergies and cost savings from integrating the Merix business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the Merix business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain customers;

•	operating, competitive and market risks inherent in Merix’ business and our business;

•	the impact of the Merger on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We may not accomplish the integration of Merix’ business smoothly, successfully or within the anticipated cost range or timeframe. The diversion of our management’s attention from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the Merger and could adversely affect our business.

We will incur significant transaction costs in connection with the Merger.

We expect to incur significant transaction costs in connection with the Merger, which we currently estimate to be approximately $19.5 million, including Merix’ expenses, in addition to approximately $35.0 million owed by Merix to the holders of Merix Convertible Notes pursuant to the Exchange Agreement. The substantial majority of these costs will be non-recurring expenses related to the Merger, including professional fees and other non-recurring expenses. These costs and expenses are not reflected in the pro forma financial information included in this offering circular. We may incur additional costs to retain key employees. Additional costs may be incurred in the integration of the Merix business. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the business, should allow us to more than offset the incremental costs of the Merger over time, this net benefit may not be achieved in the near term, or at all.

We may be unable to realize anticipated cost synergies or may incur additional costs.

We have identified approximately $20 million of annual cost synergies in connection with the Merger, consisting of the elimination of redundant corporate costs, selling, general and administrative expense reductions, materials savings and other rationalizations, in addition to the potential for revenue synergies. To realize these synergies, we expect to incur costs of approximately $3.9 million in 2009, $12.3 million in 2010 and $0.2 million in 2011, as well as additional capital expenditures of approximately $4.0 million in 2010 and $3.6 million in 2011. While management believes that these cost synergies are achievable, we may be unable to realize all of these cost synergies within the timeframe expected or at all. In addition, we may incur additional and/or unexpected costs in order to realize these cost synergies.

The purchase price allocation for Merix reflected in the unaudited pro forma condensed combined financial data contained elsewhere in this offering circular is preliminary, and the adjustment upon the completion of the final valuation of Merix after the merger may be materially different than as reflected herein.

The purchase price allocation for Merix reflected in the unaudited pro forma condensed combined financial data contained elsewhere in this offering circular is preliminary. For the purposes of the unaudited pro forma condensed combined financial data, we have made a preliminary allocation of the estimated purchase price paid as compared to the net assets expected to be acquired in the Merger, as if the Merger had closed on September 30, 2009. When the actual calculation and allocation of the purchase price to net assets acquired is performed, it will be based on the net assets assumed at the effective date of the Merger and other information at that date to support the allocation of the fair values of Merix’ assets and liabilities. Accordingly, the actual amounts of net assets will vary from the pro forma amounts, and the final valuation of Merix may be materially different than as reflected in the selected unaudited pro forma condensed combined financial data contained in this offering circular. See “Unaudited Pro Forma Condensed Combined Financial Data” and the notes thereto.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined balance sheet as of September 30, 2009, and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2009, the twelve months ended December 31, 2008, and the twelve months ended September 30, 2009, are based upon the historical consolidated financial statements of Viasystems, Inc. (the “Company”) and Merix Corporation (“Merix”) after giving effect to the pending merger and related transactions between Viasystems Group, Inc. (“Viasystems Group”) and Merix Corporation as described under the heading “Pending Merger with Merix Corporation and Related Transactions” (collectively, the “Merger”), and after applying the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial data. The Company is a wholly owned subsidiary of Viasystems Group.

The Company and Merix have different fiscal year ends. For ease of reference, all pro forma statements use the Company’s period end date and no adjustments were made to Merix’ reported information for its different period end dates. Accordingly, the unaudited pro forma condensed combined balance sheet as of September 30, 2009, combines the Company’s historical unaudited condensed consolidated balance sheet as of September 30, 2009, and Merix’ historical unaudited consolidated balance sheet as of August 29, 2009, and is presented as if this offering, the application of the net proceeds therefrom, and the Merger had occurred on September 30, 2009. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2008, combines the historical audited results of the Company for the twelve months ended December 31, 2008, and the historical unaudited results of Merix for twelve months ended November 29, 2008, which have been derived from Merix’ historical audited consolidated statements of operations for the twelve months ended May 31, 2008, and Merix’ historical unaudited consolidated statements of operations for the six months ended November 29, 2008 and December 1, 2007. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2009, combines the historical unaudited results of the Company for the nine months ended September 30, 2009, and the historical unaudited results of Merix for nine months ended August 29, 2009, which have been derived from Merix’ historical audited consolidated statement of operations for the twelve months ended May 30, 2009, Merix’ historical unaudited consolidated statement of operations for the three months ended August 29, 2009, and Merix’ historical unaudited consolidated statement of operations for the six months ended November 29, 2008. The unaudited pro forma condensed combined statement of operations for the twelve months ended September 30, 2009, combines the historical unaudited results of the Company for the twelve months ended September 30, 2009, which have been derived from the Company’s historical audited consolidated statement of operations for the twelve months ended December 31, 2008, and the Company’s historical unaudited condensed consolidated statements of operations for nine months ended September 30, 2009 and 2008; and the historical unaudited results of Merix for the twelve months ended August 29, 2009, which have been derived from Merix’ historical audited consolidated statement of operations for the twelve months ended May 30, 2009, Merix’ historical unaudited consolidated statement of operations for the three months ended August 29, 2009, and Merix’ historical unaudited consolidated statement of operations for the three months ended August 30, 2008. The unaudited pro forma condensed combined statements of operations are presented as if this offering, the application of the net proceeds therefrom and the Merger occurred on January 1, 2008.

The unaudited pro forma condensed combined financial data is presented for informational purposes only. The unaudited pro forma condensed combined financial data does not purport to represent what our actual consolidated results of operations or consolidated financial condition would have been had this offering, the application of the net proceeds therefrom, and the Merger actually occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations or consolidated financial condition.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,”

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company and Merix and related notes thereto appearing elsewhere in this offering circular.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are, based upon available information and certain assumptions, (1) directly attributable to this offering and the Merger, (2) factually supportable and reasonable under the circumstances, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The Merger between Viasystems Group and Merix will be accounted for using the acquisition method of accounting. The pro forma data presented assumes that, as part of a number of Merger related transactions to occur simultaneously, Merix will become a wholly owned subsidiary of the Company; and thus the Company will acquire all of the assets and assume all of the liabilities (the “Net Assets”) of Merix. For purpose of the unaudited pro forma condensed combined financial data, the Net Assets have been valued based on preliminary estimates of their fair values, which will be revised as additional information becomes available. The actual adjustments to the Company’s consolidated financial statements upon the closing of the Merger will depend on a number of factors, including additional information available and the actual balance of Merix’ Net Assets on the closing date of the Merger. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma condensed combined financial data does not reflect any costs required to integrate the operations of the Company and Merix or any cost savings, operating synergies or revenue enhancements that the combined companies may achieve as a result of the Merger.

Viasystems, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of September 30, 2009
(in thousands)

								Pro Forma
	Historical			Pro Forma for	Historical			for the Merger
	September 30,	(See Note 5)		this Offering	August 29,	(See Note 6)		and this Offering
	2009	Adjustments		September 30,	2009	Reclassifications		September 30,
	Viasystems,	for this		2009	Merix	and Adjustments		2009
	Inc.	Offering		Viasystems, Inc.	Corporation	for the Merger		Combined

ASSETS
Current assets:
Cash and cash equivalents	$110,725	$325	A	$111,050	$21,353	$(51,470	) E, F, O	$80,933
Restricted cash	303	—		303	—	—		303
Accounts receivable, net	77,219	—		77,219	42,219	—		119,438
Inventories	50,202	—		50,202	14,941	480	G	65,623
Prepaid expenses and other	11,129	—		11,129	7,200	—		18,329

Total current assets	249,578	325		249,503	85,713	(50,990)		284,626
Property, plant and equipment, net	206,189	—		206,189	89,458	1,190	A, P	296,837
Goodwill	79,485	—		79,485	11,392	(8,360	)H	82,517
Intangible assets, net	4,943	—		4,943	6,359	(1,359	)H	9,943
Deferred financing costs, net	2,088	5,359	B	7,447	—	2,000	B, F, O	9,447
Assets held for sale	—	—		—	1,146	17,553	G	18,699
Other assets	2,184	—		2,184	4,849	(4,016	)B, A	3,017

Total assets	$544,467	$5,684		$550,151	$198,917	$(43,982)		$705,086

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$12,119	$—		$12,119	$—	$—		$12,119
Accounts payable	79,225	—		79,225	34,514	—		113,739
Accrued and other liabilities	43,352	(4,375	)A	38,977	14,547	(945	)F, I	52,579

Total current liabilities	134,696	(4,375)		130,321	49,061	(945)		178,437
Long-term debt, less current maturities	203,048	13,400	A	216,448	83,000	(83,000	)F, I	216,448
Other non-current liabilities	34,167	—		34,167	4,582	—		38,749

Total liabilities	371,911	9,025		380,936	136,643	(83,945)		433,634
Stockholder’s equity:
Combined companies stockholder’s equity:
Common stock	—	—		—	217,579	(217,579	)K	—
Paid-in capital	2,438,496	—		2,438,496	—	97,736	E	2,536,232
Accumulated deficit	(2,273,294)	(3,341	)A, B	(2,276,635)	(159,047)	159,047	K	(2,276,635)
Accumulated other comprehensive income	7,354	—		7,354	33	(33	)K	7,354

Total combined companies stockholder’s equity	172,556	(3,341)		169,215	58,565	39,171		266,951
Noncontrolling interest	—	—		—	3,709	792	G	4,501

Total stockholder’s equity	172,556	(3,341)		169,215	62,274	39,963		271,452

Total liabilities and stockholder’s equity	$544,467	$5,684		$550,151	$198,917	$(43,982)		$705,086

See accompanying notes to unaudited pro forma condensed combined financial data.

Viasystems, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2008
(in thousands)

				Pro Forma				Pro Forma
	Historical			for this Offering	Historical			for the Merger
	Twelve Months			Twelve Months	Twelve Months			and this Offering
	December 31,	(See Note 5)		December 31,	November 29,	(See Note 6)		Twelve Months
	2008	Adjustments		2008	2008	Reclassifications		December 31,
	Viasystems,	for this		Viasystems,	Merix	and Adjustments		2008
	Inc.	Offering		Inc.	Corporation	for the Merger		Combined

Net sales	$712,830	$—		$712,830	$349,356	$—		$1,062,186
Operating expenses:
Cost of goods sold, exclusive of items show separately below	568,356	—		568,356	315,754	(12,331	)C, D	871,779
Engineering	—	—		—	2,120	(2,120	)C, D	—
Selling, general and administrative	52,475	—		52,475	36,423	(3,746	)C, L	85,152
Depreciation	53,285	—		53,285	—	18,025	C	71,310
Amortization	1,243	—		1,243	2,087	(1,587	)C, M	1,743
Restructuring and impairment	15,069	—		15,069	15,027	—		30,096

Operating income (loss)	22,402	—		22,402	(22,055)	1,759		2,106
Other expense (income):
Interest expense, net	21,815	5,620	D	27,435	3,487	(2,994	)B, F, I, N	27,928
Loss (gain) on extinguishment of debt	—	—		—	(4,618)	—		(4,618)
Amortization of deferred financing costs	2,063	169	C	2,232	—	500	B, F, O	2,732
Other, net	(711)	—		(711)	1,158	—		447

Loss before income taxes	(765)	(5,789)		(6,554)	(22,082)	4,253		(24,383)
Income tax provision	4,938	—	E	4,938	1,967	—	J	6,905

Net loss	(5,703)	(5,789)		(11,492)	(24,049)	4,253		(31,228)
Less: Net income attributable to noncontrolling interests	—	—		—	1,079	—		1,079

Net loss attributable to common stockholders	$(5,703)	$(5,789)		$(11,492)	$(25,128)	$4,253		$(32,367)

See accompanying notes to unaudited pro forma condensed combined financial data.

Viasystems, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Nine Months Ended September 30, 2009
(in thousands)

				Pro Forma				Pro Forma
	Historical			for this Offering	Historical			for the Merger
	Nine Months			Nine Months	Nine Months			and this Offering
	September 30,	(See Note 5)		September 30,	August 29,	(See Note 6)		Nine Months
	2009	Adjustments		2009	2009	Reclassifications		September 30,
	Viasystems,	for this		Viasystems,	Merix	and Adjustments		2009
	Inc.	Offering		Inc.	Corporation	for the Merger		Combined

Net sales	$365,085	$—		$365,085	$177,397	$—		$542,482
Operating expenses:
Cost of goods sold, exclusive of items show separately below	296,300	—		296,300	168,006	(10,427	)C, D	453,879
Engineering	—	—		—	1,122	(1,122	)C, D	—
Selling, general and administrative	32,115	—		32,115	25,190	(6,671	)C, L	50,634
Depreciation	37,832	—		37,832	—	15,175	C	53,007
Amortization	900	—		900	1,410	(1,035	)C, M	1,275
Restructuring and impairment	5,153	—		5,153	25,289	—		30,442

Operating loss	(7,215)	—		(7,215)	(43,620)	4,080		(46,755)
Other expense:
Interest expense, net	16,484	4,215	D	20,699	3,060	(2,878	)B, F, I, N	20,881
Loss (gain) on extinguishment of debt	729	—		729	—	—		729
Amortization of deferred financing costs	1,547	127	C	1,674	—	375	B, F, O	2,049
Other, net	479	—		479	127	—		606

Loss before income taxes	(26,454)	(4,342)		(30,796)	(46,807)	6,583		(71,020)
Income tax provision	4,395	—	E	4,395	2,116	—	J	6,511

Net loss	(30,849)	(4,342)		(35,191)	(48,923)	6,583		(77,531)
Less: Net income attributable to noncontrolling interests	—	—		—	340	—		340

Net loss attributable to common stockholders	$(30,849)	$(4,342)		$(35,191)	$(49,263)	$6,583		$(77,871)

See accompanying notes to unaudited pro forma condensed combined financial data.

Viasystems, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Twelve Months September 30, 2009
(in thousands)

				Pro Forma				Pro Forma
	Historical			for this Offering	Historical			for the Merger
	Twelve Months			Twelve Months	Twelve Months			and this Offering
	September 30,	(See Note 5)		September 30,	August 29,	(See Note 6)		Twelve Months
	2009	Adjustments		2009	2009	Reclassifications		September 30,
	Viasystems,	for this		Viasystems,	Merix	and Adjustments		2009
	Inc.	Offering		Inc.	Corporation	for the Merger		Combined

Net sales	$512,896	$—		$512,896	$254,297	$—		$767,193
Operating expenses:
Cost of goods sold, exclusive of items show separately below	418,194	—		418,194	238,871	(13,341	)C, D	643,724
Engineering	—	—		—	1,819	(1,819	)C, D	—
Selling, general and administrative	41,652	—		41,652	33,179	(8,084	)C, L	66,747
Depreciation	51,278	—		51,278	—	20,106	C	71,384
Amortization	1,207	—		1,207	1,930	(1,430	)C, M	1,707
Restructuring and impairment	20,222	—		20,222	26,378	—		46,600

Operating loss	(19,657)	—		(19,657)	(47,880)	4,568		(62,969)
Other expense:
Interest expense, net	21,969	5,620	D	27,589	3,999	(3,727	)B, F, I, N	27,861
Loss (gain) on extinguishment of debt	729	—		729	—	—		729
Amortization of deferred financing costs	2,063	169	C	2,232	—	500	B, F, O	2,732
Other, net	1,796	—		1,796	217	—		2,013

Loss before income taxes	(46,214)	5,789		(52,003)	(52,096)	7,795		(96,304)
Income tax provision	1,681	—	E	1,681	2,809	—	J	4,490

Net loss	(47,895)	(5,789)		(53,684)	(54,905)	7,795		(100,794)
Less: Net income attributable to noncontrolling interests	—	—		—	446	—		446

Net loss attributable to common stockholders	$(47,895)	$(5,789)		$(53,684)	$(55,351)	$7,795		$(101,240)

See accompanying notes to unaudited pro forma condensed combined financial data.

Viasystems, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Data
(dollars in thousands, except per share data)

1.	Basis of Presentation

General

The unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting and was based on the historical financial statements of Viasystems, Inc. (the “Company”) and Merix Corporation (“Merix”). The Company and Merix have different fiscal year ends. For ease of reference, all pro forma statements use the Company’s period-end date and no adjustments were made to Merix’ reported information for its different period end dates.

Acquisition Accounting

The Merger will be accounted for using the acquisition method of accounting. As the Company is a wholly owned subsidiary of Viasystems Group, Inc. (“Viasystems Group”), and as Merix will become a wholly owned subsidiary of the Company as a result of the Merger (see Note 2), for the purposes of the unaudited pro forma financial data, the Company has been treated as the acquirer in the merger and will account for the transaction by using its historical accounting information and accounting policies and adding the tangible and intangible assets and liabilities of Merix as of the effective date of the Merger at their respective fair values. The process for estimating the fair values of identifiable intangible assets and certain tangible assets require the use of significant estimates and assumptions. The excess of the purchase price (consideration transferred) in the Merger (see Note 3) over the estimated amounts of identifiable tangible assets and liabilities of Merix (see Note 4) will be allocated to goodwill. The purchase price allocation is subject to finalization of the Company’s analysis of the fair value of the Net Assets as of the effective date of the Merger. Accordingly, the purchase price allocation reflected in this unaudited pro forma condensed combined financial data is preliminary and will be adjusted upon the completion of the final valuation. Such adjustments could be material. The final valuation is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger.

Accounting Policies

The unaudited pro forma condensed combined financial data does not assume any differences in accounting policies between the Company and Merix. Upon consummation of the Merger, the Company will review Merix’ accounting polices and, as a result of that review, the Company may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, the Company is not aware of any difference that would have a material impact on the combined financial statements.

Earnings Per Share

The Company is exempt from the computation, presentation and disclosure requirements under U.S. GAAP related to earnings per share, as the Company has no publicly held common stock or potential common stock. Accordingly, no earning per share amounts have been presented in the unaudited pro forma condensed combined statements of operations.

Reclassifications

Certain reclassifications have been made to the historical financial statements of Merix to conform with the Company’s presentation. These adjustments are further described in Note 6.

2.	Description of the Merger

As more fully described under the heading “Pending Merger with Merix Corporation and Related Transactions,” on October 6, 2009, Viasystems Group and Merix entered into a merger agreement, pursuant to which, Merix will become a wholly-owned subsidiary of the Company. Merix is a leading manufacturer of technologically advanced, multi-layer PCBs with operations in the United States and China. Under the terms of the merger agreement, Viasystems Group will acquire all of the outstanding common stock of Merix in exchange for shares of Viasystems Group common stock representing approximately 12.5% of the combined companies; and retire $70,000 of Merix’ convertible debt securities in exchange for approximately $36,318 of cash and shares of Viasystems Group common stock representing approximately 7.0% of the combined companies. The Merger is subject to Merix’ shareholders approval, certain regulatory approvals, and certain terms and conditions contained in the merger agreement. The Merger is expected to be completed during the fourth quarter of 2009.

3.	Estimate of Consideration Expected to Be Transferred

The acquisition method of accounting requires that the purchase price (consideration transferred) in a business combination be measured at fair value as of the acquisition closing date. In addition to cash, the consideration transferred in the Merger will include shares of Viasystems Group’s common stock. As of September 30, 2009, Viasystems Group’s common stock was not marketable, and so for the purposes of the unaudited pro forma condensed combined financial data, the fair value of Merix was used to estimate the consideration transferred, as it is likely this method would provide the most reliably determinable fair value.

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Merix:

Merix common shares outstanding at September 30, 2009(a)	21,809,030
Equivalent Merix common shares from exchange of Merix 4% Convertible Notes(b)	12,711,368
Merix common shares from exercise of options(c)	891,197

35,411,595
Multiplied by Merix’ per share stock price(d)	$2.76

$97,736
Cash consideration for 4% Convertible Notes(b)	$36,318

Preliminary purchase price	$134,054

(a)	Represents outstanding shares as reported on Merix’ historical unaudited balance sheet as of August 29, 2009, net of non-vested restricted stock awards.

(b)	In accordance with the note exchange agreement described under the heading “Pending Merger with Merix Corporation and Related Transactions,” the holders of approximately 98% of Merix’ 4% Convertible Notes (the “Convertible Notes”) agreed to exchange their Convertible Notes for shares of Viasystems Group common stock and approximately $34,908 in cash. For the purpose of the unaudited pro forma financial data, based on the exchange ratio defined in the merger agreement, we have estimated the number of Merix common shares equivalent to the number of Viasystems Group shares to be issued to the holders of the Convertible Notes pursuant to the note exchange agreement. Pursuant to the indenture governing the Convertible Notes, the holders of the remaining 2% of the Convertible Notes will have the right to require the repurchase of their outstanding Convertible Notes at a price of 100%. For purposes of the unaudited pro forma financial data, we have assumed the remaining 2% of the Convertible Notes will be repurchased at par for approximately $1,410 cash on the acquisition date.

(c)	Based upon the assumed stock price (see (d), below), for purposes of the unaudited pro forma financial data, we have assumed that all holders of Merix stock options will exercise their “in the money” options as of the acquisition date in a cashless exchange, and receive the number of Merix common shares equivalent to the net of: i) the market value represented by the number of options shares, and ii) the cost to exercise the options.

(d)	For the purpose of the unaudited pro forma financial data, we have used the closing stock price for Merix as of October 6, 2009, the day the Merger was announced. Merix’ stock price as of the merger closing date may materially differ from the assumed price. The table below illustrates the potential impact to the preliminary purchase price resulting from a 50% increase or decrease from this level:

	50% Increase in	50% Decrease in
	Merix Stock Price	Merix Stock Price

Cash consideration	$36,318	$36,318
Share consideration	148,432	47,638

Preliminary purchase price	$184,750	$83,956

4.	Preliminary Allocation of Consideration Transferred to Net Assets Acquired

For the purposes of this unaudited pro forma condensed combined financial data, the Company has made a preliminary allocation of the estimated consideration expected to be transferred (see Note 3) to the Net Assets acquired, as if the Merger had closed on September 30, 2009, as follows:

Tangible assets and liabilities:
Cash and cash equivalents	$8,201
Accounts receivable, net	42,219
Inventories	15,421
Property, plant and equipment, net	90,648
Assets held for sale	18,699
Other assets	8,033
Accounts payable	(34,514)
Accrued and other liabilities assumed	(18,184)
Intangible assets:
Customer contracts and related relationships	5,000
Goodwill	3,032

138,555
Less: Fair value of Noncontrolling interests	(4,501)

Total preliminary purchase price allocation	$134,054

The allocation of the consideration expected to be paid to the Net Assets acquired, as noted in the table above, is based on the fair value of Net Assets with the remainder being allocated to goodwill. When the actual calculation of the consideration paid and the actual allocation of the consideration paid to Net Assets acquired are performed, they will be based on the Net Assets assumed at the effective date of the Merger and other information at that date to support the calculations. Accordingly, the actual amounts for each of the Net Assets will vary from the pro forma amounts and the variations may be material.

The following table reconciles the historical vale of the Net Assets as of September 30, 2009, to the preliminary purchase price:

Historical value of Net Assets, net of noncontrolling interest, as of September 30, 2009	$58,565
Elimination of 4% Convertible Notes and accrued interest pursuant to the Merger	70,793
Elimination of deferred financing costs	(2,826)
Elimination of the historical value of goodwill and intangible assets	(17,751)
Recognition of intangible assets acquired:
Amortizable intangible assets	5,000
Goodwill	3,032
Adjustments to the historical carrying value of the Net Assets acquired and historical value of noncontrolling interests based on the preliminary estimates of fair value:
Inventories	480
Assets held for sale	17,553
Noncontrolling interests	(792)

Preliminary purchase price	$134,054

5.	Pro Forma Adjustments for this Offering

Adjustments included in the column under the heading “Adjustments for this Offering” represent the following:

A. Reflects receipt of the estimated net proceeds of $206,400 from this offering and the use of those proceeds to purchase all of the Company’s $200,000 10.50% Senior Subordinated Notes due 2011 (the “2011 Notes”) including accrued and unpaid interest of $4,375, a premium of $1,000 and related fees of $700, pursuant to Company’s tender offer described in “Summary — Recent Developments — Offer to Purchase Our 10.50% Senior Subordinated Notes Due 2011.” The Company currently intends to redeem all 2011 Notes that remain outstanding as of January 15, 2010, or as soon as practicable after such date, in accordance with the terms of the indenture governing the 2011 Notes. The Company may, at its option, engage in open market purchases of the 2011 Notes after the tender offer is completed and prior to January 15, 2010. For purposes of this unaudited pro forma financial data, we have assumed that all $200,000 of the 2011 Notes have been repurchased or otherwise redeemed at a premium of 50 basis points.

B. Reflects the write-off of $1,641 of deferred financing costs associated with the 2011 Notes, and the capitalization of $7,000 of debt issuance costs from this offering. Because the write-off of the deferred financing costs will not have a continuing impact, it is not reflected in the unaudited pro forma condensed combined statements of operations.

C. Reflects adjustments to amortization of deferred financing costs for the incremental amortization of deferred financing costs associated with this offering over the amortization of deferred financing costs associated with the 2011 Notes, of $169, $127, and $169 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively.

D. Reflects for the purposes of the unaudited pro forma condensed combined statements of operations, an assumed OID and a coupon interest rate for the notes to be issued in this offering, resulting in additional interest expense of $5,620, $4,215 and $5,620 for the twelve months ended December 31, 2008 and the nine and twelve months ended September 30, 2009, respectively. For every 0.125% variance from the assumed rate, interest expense would increase or decrease by approximately $275 and $206 in each twelve month and nine month period, respectively. For every 0.500% variance from the assumed OID, interest expense would increase or decrease by approximately $220 and $165 in each twelve month and nine month period, respectively.

E. As a result of the Company’s existing tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred taxes have been capitalized, and no income tax has been provided related to the pro forma adjustments for this offering.

6.	Pro Forma Reclassifications and Adjustments for the Merger

Pro Forma Reclassification

Adjustments included in the column under the heading “Reclassifications and Adjustments for the Merger” which are necessary to conform Merix’ financial statement presentation with the Company’s, include the following:

A. Reflects the reclassification of Merix’ $1,190 of capitalized long-term land use rights agreements from other assets to property, plant and equipment, net.

B. Reflects the reclassification of Merix’ $2,826 of capitalized deferred financing costs from other assets to deferred financing costs, net; and the reclassification of the related amortization of $844, $593 and $789 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively, from interest expense, net to the amortization of deferred financing costs caption (see item F below).

C. Reflects the reclassification of Merix’ depreciation expense to the depreciation caption from other captions as follows:

	Twelve Months	Nine Months	Twelve Months
	Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2008	2009	2009

Depreciation reclassified from:
Cost of goods sold	$14,445	$11,544	$15,155
Engineering	6	5	5
Selling, general and administration	3,546	3,605	4,918
Amortization	28	21	28

Total Depreciation	$18,025	$15,175	$20,106

D. Reflects the reclassification of Merix’ engineering expenses other than depreciation to cost of goods sold of $2,114, $1,117 and $1,814 for the twelve months and December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively.

Pro Forma Adjustments

Adjustments included in the column under the heading “Reclassifications and Adjustments for the Merger” which are necessary to reflect the Merger and related acquisition accounting include the following:

E. Reflects a capital contribution of the $134,054 fair value of Merix’ Net Assets to the Company from Viasystems Group in connection with the Merger (see Note 2), reduced by the payment of $36,318 cash consideration to be contributed to Merix following the Merger and paid to the holders of Merix’ Convertible Notes pursuant to the exchange agreement.

F. Reflects the cancellation of Merix’ revolving credit facilities, including the repayment of $13,000 of outstanding credit facility debt plus accrued interest of $152, the elimination of related amortization of deferred financing costs of $844, $593 and $789 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively, the elimination of related interest expense of $322, $381, and $518 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively, and the write-off of $2,826 of unamortized deferred financing costs associated with Merix’ credit facility debt. Because the write-off of the unamortized deferred financing costs will not have a continuing impact, they are not reflected in the unaudited pro forma condensed combined statements of operations.

G. Reflects adjustments necessary to reflect the preliminary estimate of the fair value of the tangible Net Assets acquired and the fair value of noncontrolling interests pursuant to the Merger (see Note 4), as follows:

As of
September 30,
2009

Inventories	$480
Assets held for sale	17,553
Noncontrolling interests	(792)

The Company’s cost of sales will reflect the increased valuation of Merix’ inventory as the acquired inventory is sold, which for the purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year post-merger. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statements of operations.

As of September 30, 2009, Merix has assets held for sale which include equipment, parcels of land adjacent to one of Merix’ U.S. manufacturing facilities as well as an industrial building in Hong Kong.

H. Reflects the elimination of Merix’ historical goodwill and other intangible assets in accordance with acquisition accounting, and the establishment of intangible assets of $5,000 for customer contracts and relationships and $3,032 for goodwill resulting from the Merger (see item M, below).

I. Reflects the elimination of Merix’ $70,000 4% Convertible Notes (see Note 3), including the elimination of related accrued interest of $793 and related interest expense of $2,800, $2,100 and $2,800 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively.

J. As a result of the Company’s and Merix’ existing tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred taxes have been capitalized, and no income tax has been provided related to the pro forma adjustments for the Merger.

K. Reflects the elimination of the historical equity of Merix.

L. Reflects the elimination of the Company’s Merger related costs of $2,246 for the nine and twelve months ending September 30, 2009, and Merix’ Merger related costs of $200, $820 and $920 for the twelve months ended December 31 2008, and the nine and twelve month periods ending September 30, 2009, respectively. Merger related costs do not have a continuing impact and therefore are not reflected in the unaudited pro forma condensed combined statements of operations.

M. Reflects the elimination of Merix’ historical amortization expense related to intangible assets of $2,059, $1,389 and $1,902 for the twelve months ended December 31, 2008, and the nine months and twelve months ended September 30, 2009, respectively, and the recognition of amortization expense of $500, $375 and $500, for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively, related to amortizable intangible assets established (see item H, above), assuming a useful life of ten years.

N. Reflects an estimate of forgone interest income related to the $36,318 cash consideration (see item E, above) and the repayment of $13,000 of outstanding credit facility debt (see item F, above) of $972, $196 and $380 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively.

O. Reflects the capitalization of $2,000 of deferred financing costs associated with a new $75,000 revolving credit facility which is expected to be entered into pursuant to the Merger, and related amortization of $500, $375 and $500 for the twelve months ended December 31, 2008, and the nine and twelve months ended September 30, 2009, respectively. The unaudited pro forma condensed combined statements of operations do not reflect any interest expense that may result from the Company’s utilization of this credit facility.

P. At this time, there is insufficient information as to the specific nature, age and condition of Merix’ property, plant and equipment to make a reasonable estimation of fair value or the corresponding adjustment to depreciation and amortization. Therefore, property, plant and equipment presented reflect Merix’ carrying value. For each $10,000 fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 10 years, deprecation expense would change by approximately $1,000 and $750 in each twelve month and nine month period, respectively.

PENDING MERGER WITH MERIX CORPORATION AND RELATED TRANSACTIONS

Pending Merger with Merix Corporation and Related Transactions

On October 6, 2009, Viasystems Group entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Merix Corporation (“Merix”) and Maple Acquisition Corp., a wholly owned subsidiary of Viasystems Group (“Merger Sub”), pursuant to which, subject to the satisfaction of several conditions, Merger Sub will merge with and into Merix, with Merix continuing as the surviving corporation and a wholly owned subsidiary of Viasystems Group (the “Merger”). The Merger is currently expected to close before the end of the 2009 calendar year; however, the closing may occur as late as March 31, 2010 pursuant to the Merger Agreement. Immediately following the Merger, Viasystems Group will contribute the shares of Merix to us and Merix will become one of our subsidiaries. In connection with the Merger, each outstanding share of Merix common stock will be converted into the right to receive the number of validly issued, fully paid and nonassessable shares of Viasystems Group common stock, par value $.01 per share, equal to the exchange ratio, subject to adjustment in accordance with the Merger Agreement. The “exchange ratio” means a fraction (i) the numerator of which is equal to 2,500,000 and (ii) the denominator of which is equal to the number of shares of Merix common stock that is issued and outstanding as of the effective time of the Merger. Assuming that the number of shares of Merix common stock that were issued and outstanding as of October 6, 2009 represents the number of shares of Merix common stock that will be issued and outstanding at the effective time of the Merger, then the exchange ratio would equal approximately 0.11559034. No fractional shares of common stock of Viasystems Group will be issued in the Merger.

On October 6, 2009, we also entered into a note exchange agreement with holders of approximately 98% of the $70 million aggregate principal amount of 4% Convertible Senior Subordinated Notes due 2013 (the “Merix Convertible Notes”) of Merix, pursuant to which such noteholders agreed to exchange their Merix Convertible Notes for (i) approximately 1.4 million shares of Viasystems Group common stock and (ii) approximately $35 million in cash (the “Exchange”). The closing of the Exchange is conditioned upon the closing of the Merger and will occur concurrently with the Merger. Pursuant to the terms of the note exchange agreement that was entered into in connection with the Exchange, Viasystems Group agreed to file a “resale” registration statement for the benefit of the noteholders receiving shares of Viasystems Group common stock in the Exchange and such noteholders committed to refrain from selling a portion of such shares for up to 150 days following the closing of the Exchange.

Additionally, on October 6, 2009, Viasystems Group entered into a recapitalization agreement with certain of its stockholders that hold a majority of its capital stock (the “Majority Stockholders”), pursuant to which, among other things, Viasystems Group and the Majority Stockholders agreed to recapitalize Viasystems Group such that, prior to the consummation of the Merger, (i) each outstanding share of common stock of Viasystems Group will be exchanged for 0.083647 shares of newly issued common stock of Viasystems Group, (ii) each outstanding share of our Class A Junior Preferred Stock of Viasystems Group will be reclassified as, and converted into, 8.47868 shares of newly issued common stock of Viasystems Group and (iii) each outstanding share of Class B Senior Preferred Stock of Viasystems Group will be reclassified as, and converted into, 1.41657 shares of newly issued common stock of Viasystems Group collectively, (the “Recapitalization”). In addition, Viasystems Group and the Majority Stockholders agreed, concurrently with the consummation of the Merger, to (i) terminate the stockholders agreement, dated January 31, 2003, between Viasystems Group and certain of the Majority Stockholders, as amended, and (ii) enter into a new stockholders agreement. The new stockholders agreement will provide the Majority Stockholders with the right to designate up to five directors to serve on the board of directors of Viasystems Group, subject to a reduction in the holdings of the Majority Stockholders, and provide the Majority Stockholders with certain registration rights set forth therein.

We expect that, immediately after the Merger, the Exchange and the Recapitalization, the current stockholders and noteholders of Merix will own approximately 19.5% of Viasystems Group’s outstanding common stock and the current stockholders of Viasystems Group will own approximately 80.5% of Viasystems Group’s outstanding common stock. Upon completion of the Merger, the board of directors of Viasystems Group will be comprised of nine directors designated by Viasystems Group prior to the completion of the Merger and three persons who were directors of Merix immediately prior to completion of the Merger. Our board of directors currently consists of the same members as Viasystems Group’s board of directors. Except as indicated by us prior to the closing of the Merger, our chief executive officer, chief financial officer and chief operating officer will, after the Merger, remain in the same positions as they held immediately before the Merger. Additionally, Viasystems Group has agreed to use its commercially reasonable efforts to cause its common stock to be issued in connection with the Merger and the Exchange to be listed on the Nasdaq Stock Market LLC.

Conditions to the Completion of the Merger

The completion of the Merger depends on a number of conditions being satisfied or waived, including, among others:

•	approval by Merix stockholders;

•	the absence of governmental injunction or law enjoining or prohibiting the Merger;

•	regulatory or other governmental approvals;

•	the accuracy of representations and warranties made by the parties in the Merger Agreement (subject to certain materiality and other exceptions);

•	the performance by the parties of their obligations under the Merger Agreement in all material respects;

•	the completion of the Recapitalization;

•	the closing of the Exchange;

•	effectiveness of the registration statement on Form S-4 registering the shares of common stock of Viasystems Group issued in connection with the Merger;

•	the execution of the Wachovia Credit Facility; and

•	the absence of a material adverse effect on either Merix or us since the date of the Merger Agreement.

This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all. The notes offered hereby will remain outstanding whether or not the Merger is consummated.

Wachovia Credit Facility

We summarize below the principal terms of the agreements that we expect will govern a new senior secured asset-based revolving credit facility. This summary is not a complete description of all the terms of such agreements, and the definitive documentation for such credit facility has not yet been negotiated.

General.  If the Merger is consummated, we expect to enter into a new senior secured revolving credit facility to be arranged by Wachovia Bank, National Association (the “Wachovia Credit Facility”). Set forth below is a summary of the expected terms of the Wachovia Credit Facility. As the final terms of the Wachovia Credit Facility have not been agreed upon, they may differ from those set forth herein.

We expect that the Wachovia Credit Facility will provide for a revolving credit facility of up to $75,000,000, subject to borrowing base availability. A portion of the Wachovia Credit Facility will be available for letters of credit (“LCs”), with a sublimit (to be agreed upon) on the LCs outstanding at any time.

The borrowing base availability at any time is expected to be calculated as follows (subject to certain adjustments):

•	85% of the net amount of eligible accounts receivable of the borrowers; plus

•	the lesser of (i) the sum of (A) 85% of the appraised value of eligible equipment plus (B) 65% of the appraised fair market value of eligible real property or (ii) $20,000,000; minus

•	applicable reserves (if any).

All borrowings under the Wachovia Credit Facility will be subject to the satisfaction of customary conditions precedent, including absence of a default and accuracy of representations and warranties.

The borrowers under the Wachovia Credit Facility will be certain of our domestic subsidiaries, including, from and after the consummation of the Merger, Merix.

The Wachovia Credit Facility will mature four years from the consummation of the Merger. If the 2011 Notes are outstanding on November 30, 2010, then the term of the Wachovia Credit Facility will end on such date. If the 2011 Notes are outstanding as of September 30, 2010, all outstanding obligations under the Wachovia Credit Facility will be due and payable and no further borrowings can be made under the Wachovia Credit Facility unless and until the 2011 Notes have been repaid in full or refinanced on terms and conditions satisfactory to the lender on or before November 30, 2010.

Interest Rate and Fees.  Borrowings under the Wachovia Credit Facility are expected to bear interest at a rate per annum equal to, at the borrowers’ option, either (i) the base rate determined by reference to the higher of (A) the rate of interest publicly announced by Wachovia Bank, National Association as its prime rate and (B) the sum of (x) the federal funds effective rate plus (y) one-half percent (.50%) per annum plus, in each case, (z) an applicable margin or (ii) the sum of (A) Eurodollar rate plus (B) an applicable margin.

The Wachovia Credit Facility also requires payment of administrative agency fees, an unused commitment fee on the difference between; committed amounts and amounts actually borrowed plus (B) customary letter of credit fees. Prior to the maturity date, funds borrowed under the Wachovia Credit Facility may be borrowed, repaid and reborrowed, in each case without premium or penalty.

Mandatory Prepayments.  If at anytime the aggregate amount of outstanding revolving loans and LCs under the Wachovia Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, the borrowers will be required to repay outstanding loans in an aggregate amount equal to such excess with no reduction of the commitment amount. The borrowers will also be required to repay revolving loans with the proceeds of certain insurance and condemnation recoveries, asset sales and equity issuances and debt offerings, in each case, subject to baskets and other exceptions to be mutually agreed on.

Voluntary Prepayment.  We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary Eurodollar “breakage” costs.

Guarantees and Security.  All obligations under the Wachovia Credit Facility will be unconditionally guaranteed by the Company and certain direct and indirect subsidiaries of the Company that are not the borrowers. All obligations under the Wachovia Credit Facility will be secured, subject to certain exceptions, by a first priority security interest and lien on all of the borrowers’ and the guarantors’ present and future assets, including all accounts, general intangibles, chattel paper, documents, instruments, supporting obligations, letters of credit, letter-of-credit rights, deposit accounts, investment property (including any stock or other equity or ownership interests in the subsidiaries and affiliates of each borrower and guarantor), inventory, equipment, real property and fixtures; and all products and proceeds of the property and assets described above.

Restrictive Covenants and Other Matters.  The Wachovia Credit Facility will include negative covenants that will, subject to significant exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	create liens;

•	make investments and loans;

•	pay dividends or distributions, or make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and asset sales;

•	prepay, redeem or purchase certain indebtedness;

•	engage in certain transactions with affiliates; and

•	alter the business we conduct.

The Wachovia Credit Facility will contain certain customary representations and warranties and affirmative covenants. It will also include customary events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted invalidity or unenforceability of any guaranty or security document supporting the Wachovia Credit Facility and change of control.

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems Group, Inc. (“Viasystems Group”) and Merix Corporation (“Merix”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems Group and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems Group nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to: legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors”, in the Quarterly Report on Form 10-Q of Viasystems, Inc. for the quarter ended September 30, 2009, which was filed with the SEC on October 26, 2009, under the heading “Item 1A. Risk Factors”, and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems Group and Merix will file relevant materials with the SEC. Viasystems Group will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems Group. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems Group and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations, or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems Group, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems Group is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems Group and Merix will file with the SEC when it becomes available.